Exhibit 1.01
Barnes Group Inc.
Conflict Minerals Report

Barnes Group Inc. files this Conflict Minerals Report for the 2019 calendar year (this “Report”) in accordance with Rule 13p-1 of the Securities Exchange Act of 1934.

Item 1.01 Conflict Minerals Disclosure and Report

Corporate Structure and Products
Barnes Group Inc. (“BGI”) is a global provider of highly engineered products, differentiated industrial technologies, and innovative solutions, serving a wide range of end markets and customers. Its specialized products and services are used in far-reaching applications including aerospace, transportation, manufacturing, automation, healthcare, and packaging. The Company’s skilled and dedicated employees around the globe are committed to the highest performance standards and achieving consistent, sustainable profitable growth. BGI operates under two global business segments: Industrial and Aerospace. The Industrial Segment includes the Molding Solutions, Force & Motion Control, Automation, and Engineered Components business units. The Aerospace segment includes the original equipment manufacturing (“OEM”) business and the aftermarket business, which includes maintenance, repair, and overhaul (“MRO”) services and the manufacture and delivery of aerospace aftermarket spare parts. See BGI’s website, www.BGInc.com, for further information about the Company.

Due Diligence
In 2019, to prepare the BGI Report, BGI Legal Counsel, in partnership with the company’s two business segment Supply Chain Directors and selected supply chain representatives from BGI’s strategic business units (“SBUs”), conducted a review in accordance with methods generally in alignment with the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Framework”).

The goal of BGI’s review with respect to its products and supply chain was to ascertain:

(1)
if columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “T3G minerals”) are necessary to the functionality or production of products that BGI manufactures; and, if so,

(2)	if the T3G minerals are financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”) (“Reasonable Country of Origin Inquiry”).

This year BGI refreshed its list of existing suppliers that were known to have or may have supplied T3G minerals based on the nature of the specific products manufactured by BGI and materials provided by each supplier. The BGI review included BGI’s most recently acquired business units. BGI contacted more than 1,400 suppliers, each of whom received the OECD-based “Conflict Minerals Reporting Template” (the “CMRT”). Under the procedures used for the review, BGI’s SBU supply chain representatives sent the CMRT to their respective suppliers with a deadline for response. Smelters listed by suppliers in the CMRT were checked against the Responsible Minerals Initiative list of certified compliant smelters and refiners.

BGI has a Conflicts Minerals Policy and reserves the right to enforce its supply chain terms and conditions of purchase. In addition, BGI also maintains certain supplier onboarding processes to mitigate the risk of receiving Conflict Minerals following the initial CMRT. The SBU supply chain representatives retain records of each supplier’s response to the CMRT in a centralized database for internal validation and future review and audit by BGI Legal and others.

In addition, BGI provided additional training for each SBU supply chain representative and established a schedule of guidance and communication updates with senior management.

Reasonable Country of Origin Inquiry
BGI conducted a reasonable country of origin inquiry by reviewing the CMRT responses provided by suppliers. Like BGI, many of the Company’s suppliers are several steps in the supply chain removed from smelters. Responses from the Company’s suppliers varied. Some affirmatively informed BGI that no Conflict Minerals were provided to BGI, while other suppliers indicated that they did not know if Conflict Minerals were included in the materials that they supply to BGI. Some suppliers provided generalized CMRT responses that applied across their entire product line, while other suppliers provided a more specific response that related to the specific product supplied by that supplier to BGI. Based on information obtained from supplier responses to the CMRT and subsequent follow-up communications with the Company’s suppliers, BGI does not have sufficient information to determine the country of origin of all the T3G minerals in the Company’s supply chain.

BGI Conflict Minerals Policy
BGI has adopted a Conflict Minerals Policy and posted it on BGI’s Investor Relations website to communicate to the public and BGI’s supply chain its intent to support the social goals underlying the Conflict Minerals Rule (the “Policy”). The Policy can be found at: https://s24.q4cdn.com/605164115/files/doc_downloads/doc_govs/Conflict-Minerals-Policy.pdf

Measures to Strengthen Supplier Engagement
BGI has incorporated Conflict Minerals contract language into its standard terms and conditions or has disclosed Conflict Minerals requirements on purchase orders. Also, BGI has implemented Conflict Minerals related requirements for the onboarding of new suppliers. In accordance with the OECD Framework, these efforts help engage BGI’s suppliers to mitigate the risk of receiving Conflict Minerals.

Acquisitions
In the second half of 2018 BGI completed its acquisition of (i) Industrial Gas Springs Group Holdings Limited and (ii) Gimatic S.r.l (the “2018 Acquisitions”). BGI has incorporated the 2018 Acquisitions into its Conflict Minerals compliance program and includes the 2018 Acquisitions in this year’s report.

Next Steps to Improve Due Diligence and Mitigate Risk

BGI will continue its ongoing compliance efforts with regard to ensuring acquired businesses perform the necessary due diligence; addressing the substantive response rate to the CMRT through continual dialogue with non-responding suppliers; applying its Conflict Minerals contract terms and conditions; and performing Conflict Minerals due diligence when onboarding new suppliers.

BGI continues to review best practices and expert guidance for opportunities to strengthen compliance controls as it further develops its Conflict Minerals compliance program. BGI plans to continue addressing Conflict Minerals issues in its supply chain as necessary by continuing to engage its suppliers in dialogue, discouraging suppliers from sourcing Conflict Minerals, requiring greater supply chain transparency, and/or potentially re-sourcing in certain circumstances.